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Filed by Huntington Bancshares Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Empire Banc Corporation
Commission File No. 0-15839
=====================================================

NEWS RELEASE                                                  [LOGO] HUNTINGTON
                                                  Banking.Investments.Insurance.
FOR IMMEDIATE RELEASE
SUBMITTED:  FEBRUARY 7, 2000

FOR FURTHER INFORMATION, CONTACT:

HUNTINGTON BANCSHARES                              EMPIRE BANC
---------------------                              -----------
ANALYSTS

LAURIE COUNSEL                (614) 480-3878       WILLIAM T. FITZGERALD, JR.       (231) 922-5615

MEDIA

TAMARA LUBIC (MI MEDIA)       (616) 355-9679       ROBERT L. ISRAEL                 (231) 922-5614
GAIL GESHWILM (OH MEDIA)      (614) 480-5413


            HUNTINGTON BANCSHARES TO ACQUIRE EMPIRE BANC CORPORATION

         COLUMBUS, Ohio -- Huntington Bancshares Incorporated (NASDAQ: HBAN; www.huntington.com) and Empire Banc Corporation (OTC: EMBM) jointly announced today they have signed a definitive agreement for Huntington to acquire Empire Banc Corporation, a bank holding company headquartered in Traverse City, Michigan.

         Empire Banc Corporation, with assets of $505.7 million and deposits of $418.4 million, has 10 offices and 12 ATMs in northern Michigan. For the year ended December 31, 1999, Empire Banc's net income was $7.3 million, with a corresponding return on assets of 1.47% and a return on equity of 17.03%. Five of the 10 offices to be purchased by Huntington are in Grand Traverse County; the addition of these offices will increase Huntington's market share in that county from seventh to second. Upon completion of the acquisition, Huntington will have more than 130 banking offices, 200 ATMs, and $4.6 billion of deposits in the state of Michigan.

         "This affiliation is an excellent opportunity for Huntington to acquire market share in Michigan that complements our already strong presence in that state," said Frank Wobst, chairman and chief executive officer of Huntington Bancshares Incorporated. "We recently have been successful in improving our efficiency and streamlining our operations, including moving to a state-of-the-art operations facility, and now we're poised to grow. Huntington is pleased to have found such an attractive partner in Empire Banc, whose strong performance ratios and emphasis on high asset quality so closely match our own. We have great respect for the banking franchise that three generations of the Dutmers family have built and the role they've played in the development of the area's economy."

                                     (more)


             Visit The Huntington's web site at www.huntington.com
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         "This agreement is exciting because it represents a significant opportunity to serve Empire's customers, who will benefit from the additional breadth of products and services Huntington has to offer," said Bill Kleven, president of Huntington's Northwest Region.

         Empire Banc shareholders will receive 2.0355 Huntington shares for each share of Empire Banc in a tax-free exchange. This is equivalent to approximately $43.25 per share based on Huntington's closing stock price on February 4, 2000. The acquisition will be accounted for as a purchase and is expected to close by the end of the second quarter of 2000. It is anticipated to be neutral to earnings per share for 2000 and to be slightly accretive by 2001. Huntington plans to issue approximately 6.5 million shares in connection with the transaction, which are to be purchased on the open market.

         "The decision to change strategic direction was not easy, but we are confident our choice of Huntington is the right one for all of our constituencies - our employees, customers, and stockholders," said James E. Dutmers, Jr., chief executive officer of Empire Banc Corporation. "We have had the privilege of getting to know the management team at Huntington and believe Huntington, with its customer and community focus, innovative technology, diversity of businesses, and financial strength, is the ideal partner for us as we prepare for the challenges and opportunities of the next century." Continued Dutmers, "This affiliation with Huntington enhances shareholder value, as our shareholders receive a significant increase in the value of their investment through capital appreciation and cash dividends."

         Huntington Bancshares is a regional bank holding company headquartered in Columbus, Ohio with assets of $29 billion. The Huntington has more than 134 years of serving the financial needs of its customers.

         The Huntington provides innovative products and services through its more than 600 offices in Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, South Carolina, and West Virginia. International banking services are made available through the headquarters office in Columbus and additional offices located in the Cayman Islands and Hong Kong. The Huntington also offers products and services through its technologically advanced, 24-hour telephone bank, a network of more than 1,400 ATMs, and its Web Bank at www.huntington.com.

         For faxed copies of current news releases, please call our fax-on-demand service, Company News on Call, at (800) 758-5804 extension 423276.

                                     (more)


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FORWARD-LOOKING STATEMENT DISCLOSURE:

         This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the successful integration of acquired businesses; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure.

                                       ###





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                       HUNTINGTON BANCSHARES INCORPORATED
                     ACQUISITION OF EMPIRE BANC CORPORATION

Profile of Huntington Bancshares Incorporated
---------------------------------------------

         -     Headquarters - Columbus, Ohio

         -     12/31/99 Assets - $29.04 billion

         -     Twelve Months Ended 12/31/99 Performance
               ----------------------------------------
                  Net Income                         $422.1 million
                  Return on Average Assets           1.47%
                  Return on Average Equity           19.66%
                  Efficiency Ratio                   51.76%
                  Book Value per Share               9.53

                                                Assets ($ billions)
         -     Principal Markets              As of December 31, 1999
               -----------------              -----------------------
                  Ohio                               $ 16.95
                  Michigan                           $  4.31
                  Florida                            $  2.70
                  Kentucky                           $  1.94
                  West Virginia                      $  1.41
                  Indiana                            $  1.21


Profile of Empire Banc Corporation
----------------------------------

         -     Headquarters - Traverse City, Michigan

         -     12/31/99          Assets              $505.7 million
                                 Deposits            $418.4 million
                                 Equity              $45.9 million
                                 Banking Offices     10



         -     Twelve Months Ended 12/31/99 Performance
               ----------------------------------------
                  Net Income                         $7.3 million
                  Return on Average Assets           1.47%
                  Return on Average Equity           17.03%
                  Efficiency Ratio                   61.40%